UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _________ to  _________.
Commission file number 1-6402-1

SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

FORM 11-K 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Plan Committee
SCI 401(k) Retirement Savings Plan
Houston, Texas
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the SCI 401(k) Retirement Savings Plan as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HARPER & PEARSON COMPANY, P.C.
We have served as the Plan's auditor since 2001.

Houston, Texas
June 24, 2026

2 Service Corporation International

FINANCIAL STATEMENTS
SCI 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets:
Investments
Common/collective trust funds	$1,560,376,954	$1,381,592,102
Registered investment companies	124,058,419	100,849,035
Interest-bearing cash	3,633	1,740
SCI common stock	168,031,558	186,065,538
Self-directed accounts	66,354,448	53,633,682
Total investments	1,918,825,012	1,722,142,097
Receivables:
Employer contributions	7,508	12,491
Participant loans	33,117,618	31,473,560
Total assets	1,951,950,138	1,753,628,148
Net assets available for benefits	$1,951,950,138	$1,753,628,148

The accompanying notes are an integral part of these financial statements.

FORM 11-K 3

SCI 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
Additions to net assets attributed to:
Contributions
Employer	$56,232,202
Participants	84,835,224
Rollovers from other qualified plans	5,734,294
Total contributions	146,801,720
Investment income
Dividend and interest income	7,654,870
Net change in the fair value of investments	232,254,150
Total investment income	239,909,020
Participant loan interest	2,609,883
Total additions to net assets	389,320,623
Deductions from net assets attributed to:
Distributions to participants	191,572,918
Administrative expenses	1,251,101
Total deductions from net assets	192,824,019
Net increase	196,496,604
Transfers to/(from) the plan, net	1,825,386
Net assets available for benefits at the beginning of the period	1,753,628,148
Net assets available for benefits at the end of the period	$1,951,950,138

The accompanying notes are an integral part of these financial statements.

4 Service Corporation International

SCI 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
1.    Plan Description
General
The following description of the SCI 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description or the "Plan Document" for a more complete description of the Plan's provisions.
The Plan was established July 1, 2000 as a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Trust Bank (referred to as the "Plan Trustee") and participant accounts are maintained by Schwab Retirement Plan Services, Inc. SCI serves as Plan Sponsor (referred to as the "Plan Administrator").
Contributions
Eligible employees can participate in the Plan after completing two months of service and attaining age 18. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible to participate in the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, contributing 4% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $23,500 in 2025. Additional catch-up contributions up to $7,500 were allowed for employees aged 50-59 and 64 and over. Catch-up contributions up to $11,250 were allowed for employees aged 60-63.
The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2025.

Participant's Completed Years of Service	Matching Percentage
0 — 5 years	75%
6 — 10 years	100%
11 or more years	125%
Participant Accounts
Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contributions, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2025, forfeited balances applied to reduce employer contribution and plan expenses amounted to $2,830,796 and $140,604, respectively. At December 31, 2025, there were forfeitures in the amount of $3,193,608 available to offset future employer contributions and/or administrative expenses.
Vesting
Participants are fully vested in their deferred salary, rollover contributions, and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of service with the Company, thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to 50% of their vested account balance up to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1%
FORM 11-K 5

above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.50% as of December 31, 2025. A participant may have no more than one loan outstanding at any one time. Interest income on participant loans is recorded when earned. If a participant ceases to make loan payments, the Plan Administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements and the participant account balance will be reduced at the earliest permitted date as outlined in the Plan Document.
Receivables for Securities Sold
The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant that terminates employment whose account balance is less than $7,000 will receive a distribution of their vested aggregate account balance without the consent of the participant. If the distribution is less than $1,000 the distribution will be made in the form of lump-sum cash. If the distribution is greater than $1,000, but less than $7,000 the Plan Administrator will pay the distribution in an automatic direct rollover to an individual retirement account.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
2.    Summary of Significant Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 for information regarding Fair Value Measurements).
The Galliard Stable Return Fund Class E included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Galliard Stable Return Fund Core. The common/collective trust funds are issued by T. Rowe Price, Northern Trust, Arrowstreet, Galliard, GW&K, Prudential, and State Street and the underlying investments of the common/collective trust funds include other bond, equity, and money market trusts.
A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab Trust Bank is asset custodian for the self-directed investment accounts.
Net change in the fair value of the investments consists of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

6 Service Corporation International

Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expenses
Administrative expenses represent record keeping, transaction, and investment advisory fees paid to Schwab Retirement Plan Services, Inc. and audit fees. Legal fees are paid by the Plan Sponsor.
3.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
There are three levels of inputs that may be used to measure fair value based on the following hierarchy:
•Level 1 - Quoted prices in active markets for identical assets or liabilities
•Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2025 and 2024:
•Registered investment companies, SCI common stock, and self-directed accounts are valued at the market value of shares held at year end.
•The investments held in common/collective trust funds are valued by the trustee of the funds based upon the net asset value of the underlying investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in methodology for the years ended December 31, 2025 and 2024. There were no significant transfers in and/or out of the fair value categories during fiscal 2025 or 2024.
The fair value of investments are categorized as follows:

	Fair Value Hierarchy Level	December 31,
		2025	2024
Registered investment companies	1	$124,058,419	$100,849,035
SCI common stock	1	168,031,558	186,065,538
Self-directed accounts	1	66,354,448	53,633,682
Interest-bearing cash	1	3,633	1,740
Total investments, at fair value		358,448,058	340,549,995
Common/collective trust funds (a)		1,560,376,954	1,381,592,102
Total investments, at net asset value		1,560,376,954	1,381,592,102
Total investments		$1,918,825,012	$1,722,142,097
(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.
FORM 11-K 7

For investments measured at net asset value there are no unfunded commitments. Investments may be redeemed daily with no notice period.
4.    Income Taxes
In 2022, the Plan adopted a non-standardized pre-approved profit sharing plan with cash-or-deferred arrangement (pre-approved basic plan document), which replaced the previous volume submitter plan. The pre-approved basic plan document received a favorable opinion letter from the Internal Revenue Service on September 21, 2020, which declared that the pre-approved basic document plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes. Effective September 1, 2024, the Plan was amended to designate the SCI common stock fund as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended, and adopt all attendant rights and limitations required by such Code Section. Although the Plan has been amended since receiving the determination letter, this amendment did not change the material terms of the plan and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.
The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2025, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2022 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.
5.    Parties-in-Interest
Certain plan investments represent investments in common/collective trust funds, registered investment companies, and self-directed accounts managed by Charles Schwab Trust Bank, trustee of the Plan. Therefore transactions involving these common/collective trust funds and registered investment companies qualify as exempt party-in-interest transactions. The Plan paid Schwab Retirement Plan Services, Inc. $1,087,645 related to record keeping and transaction fees for the year ended December 31, 2025.
At December 31, 2025 and 2024, approximately 9% and 11%, respectively, of the Plan assets were held in the form of shares of the Company's common stock. Transactions involving the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA.

8 Service Corporation International

SUPPLEMENTAL SCHEDULE
SCI 401(k) Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2025
EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,
	Identity of issuer, borrower, lessor or	Description of investment including maturity date,
	similar party	rate of interest, collateral, par or maturity value	Cost	Current Value

Interest-Bearing Cash:
*	Schwab	Schwab Government Money Investment Fund SH	**	3,633

*	Personal Choice Retirement	Self-Directed Account	**	66,354,448
Common/Collective Trust Funds:
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust C	**	12,747,613
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust C	**	21,115,268
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust C	**	42,341,613
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust C	**	75,165,037
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust C	**	132,308,319
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust C	**	170,344,947
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust C	**	192,443,933
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust C	**	138,066,308
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust C	**	111,729,471
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust C	**	91,775,111
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust C	**	60,705,203
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust C	**	29,378,225
	T. Rowe Price	T. Rowe Price Retirement 2065 Trust C	**	13,684,019
	T. Rowe Price	T. Rowe Price Structured Research Fund C	**	103,794,430
	Northern Trust Investments, Inc.	NT S&P 500 Index Fund CL 3	**	162,642,096
	Arrowstreet	Arrowstreet International Equity ACWI Ex U.S. Fund	**	52,926,801
	GW&K	GW&K U.S. Small/Mid Cap Core Equity Fund	**	33,340,002
	Prudential	Prudential Core Plus Bond Fund	**	33,965,861
	State Street	State Street Real Asset NL C	**	16,977,252
	Galliard	Galliard Stable Return Fund E	**	64,925,445
Registered Investment Companies:
	Vanguard Funds	Vanguard Extended Market Index Institutional Fund	**	49,483,378
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	45,347,595
	Vanguard Funds	Vanguard Total International Stock Index Fund	**	29,227,446
Common Stock:
*	Service Corporation International	SCI Common Stock	**	168,031,558
Total Investments				$1,918,825,012
*	Participant Loans	Loans with interest rates of 4.25% to 9.50%		33,117,618
Schedule of Assets (Held at End of Year)				$1,951,942,630
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

FORM 11-K 9

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    SCI 401(k) Retirement Savings Plan

Date:    June 24, 2026            By:    /s/ Julian Davis
                        Julian Davis
                        President
                        SCI Shared Resources, LLC

10 Service Corporation International